Exhibit 99.1

Financial Calendar 2005/ 2006

Paris, France	4 November 2005

Please find below Pernod Ricard's key financial calendar dates:

Shareholders Meeting 2004/2005	Thursday 10 November 2005

1st Quarter Sales figures 2005/2006	Thursday 10 November 2005

2nd Quarter Sales figures 2005/2006	Thursday 9 February 2006

1st Half-Year Financial Results 2005/2006	Thursday 23 March 2006

3rd Quarter Sales figures 2005/2006	Thursday 11 May 2006

4th Quarter Sales figures 2005/2006	Thursday 27 July 2006

Annual Financial Results 2005/2006	Thursday 21 September 2006

Shareholders Meeting 2005/2006	Tuesday 7 November 2006

For more information, please contact:

Francisco de la VEGA, Communications VP,	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP,	Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager,	Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 - SOCIETE ANONYME AU CAPITAL DE 290 383 913 € TELEPHONE : 01 41 00 41 00 - TELECOPIE : 01 41 00 40 85 - R.C.S. PARIS B 582 041 943